X/Twitter HODL x Brink Thread Social Post Exciting update! With the launch of the VanEck Bitcoin Trust (HODL), we're affirming our 5% donation of ETF profits to @bitcoinbrink for at least 10 years, no strings attached. Brink has full control and discretion over these resources to support Bitcoin developers. Thanks to the Bitcoin core devs for their exceptional work on this decentralized protocol. 👇 HODL Prospectus: https://vaneck.onlineprospectus.net/vaneck/HODL/index.php?ctype=summary The material must be preceded or accompanied by a prospectus. Before investing you should carefully read the prospectus and consider the VanEck Bitcoin Trust's (the "Trust") investment objectives, risks, charges and expenses. 1/ Our launch of VanEck Bitcoin Trust (HODL) is only possible thanks to the #Bitcoin builders and dedicated individuals at VanEck who have fought tirelessly over the past 7 years to legitimize this asset. 2/ @bitcoinbrink is a grassroots funding mechanism for the developers critical to maintaining Bitcoin’s core software and protocol. The first non-profit focused on Bitcoin R&D, Brink provides Bitcoin developer grants and supports educational, mentoring, and collaborative initiatives in the space. 3/ Brink is 100% funded by donations from individuals and organizations who wish to support the open-source Bitcoin network and protocol. Besides developer grants, Brink team members contribute to the Optech newsletter, which covers developments in Bitcoin software, and help organize in-person developer meetings. 4/ We look forward to supporting the initiatives of Brink’s grants committee, including @bitschmidty, @glozow, @hrdng @Snyke 5/ With this commitment, we are proud to join Brink’s current corporate donors, including @MarathonDH, @Samara_AG_, @exodus_io, @coinbase, @TimDraper, @BtcTurkEN, @stakwork, @lightspark, @Gemini and others. 6/ We believe TradFi stands to gain from the efforts of Bitcoin's core contributors. By re- legitimizing hard money, Bitcoin brings accountability and transparency to today’s Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-251808 January 11, 2024

broken monetary system. As we stand to profit, it makes sense that we also give back to the work of the innovators who make the chain possible. 7/ Stay tuned for an upcoming Spaces with @bitcoinbrink and a number of Bitcoin core developers to dive deeper into this topic and more. 8/ Learn more about the VanEck Bitcoin Trust (HODL) at vaneck.com/HODL VanEck Bitcoin Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting vaneck.com/hodl. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 800.826.2333.